PETROSONIC ENERGY, INC.

June 27, 2013

VIA EDGAR

Mr. Shaz Niazi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Re:	Petrosonic Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed May 3, 2013

Form 10-Q for Quarterly Period Ended March 31, 2013

Filed May 30, 2013

File No. 000-53881

Dear Mr. Niazi:

Petrosonic Energy, Inc. (the “Company”) hereby requests an extension until July 12, 2013 to respond to the letter dated June 13, 2013 from Mr. John Reynolds relating to the above-referenced filings. The extension is needed because the Company is still working on its response to comment number 11. The Company fully expects to be able to file the amendment and respond to the comments within this time frame. The Company also expects to file the amendment to its S-1 registration statement, number 333-186580, immediately after it files the amendment to the above-referenced 10-K.

Thank you for your consideration. Please contact the Company’s legal counsel, Mary Ann Sapone, Esq. of Richardson & Patel, LLP, at (707) 937-2059, or by email to msapone@richardsonpatel.com, should you wish to discuss this request.

Very truly yours,

PETROSONIC ENERGY, INC.

By:       /s/ Art Agolli

      Art Agolli, Chief Executive Officer